SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: December 2, 2003

List of materials

Documents attached hereto:

i)	A press release announcing the issuance of Euro Yen Zero Coupon Convertible Bonds due 2008

ii)	A press release announcing the determination of the terms of issuance of the Euro Yen Zero Coupon Convertible Bonds due 2008

iii)	A press release announcing the determination of the total amount of the issuance of Euro Yen Zero Coupon Convertible Bonds due 2008

News & Information	6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo, 141-0001 Japan

No.03 – 055E

December 1, 2003

Issuance of Euro Yen Zero Coupon Convertible Bonds due 2008

~Toward the Implementation of Growth Strategy of Transformation 60~

At the Executive Board held today, Sony Corporation (“Sony”) has decided the issuance of the Euro Yen Zero Coupon Convertible Bonds due 2008 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai or the “Bonds”) in the maximum principal amount of ¥250 billion (including those in the maximum amount of ¥30 billion to be issued upon exercise of the Greenshoe Option) with a contingent conversion feature.

Purpose of Financing

On October 28, 2003, Sony announced “Transformation 60” (“TR60”), a series of fundamental reforms across the Sony Group, consisting of two pillars; growth strategy through convergence of the Group’s resources and technology; and a second phase of structural reforms aimed at enhancing the Group’s operational profit structure. This financing is intended to provide strong support from a financial strategy perspective for the TR60, where growth strategy and structural reforms are simultaneously pursued, and should enable implementation of focused investments in growth areas.

Use of Proceeds and Objective

•	The proceeds will be applied primarily to make capital investment for growth in semiconductors and key devices, in order to accelerate convergence strategies in Sony’s Home Electronics (including Game) and Mobile Electronics. Specifically, the proceeds will be allocated to finance investments for the development and manufacturing of semiconductors such as CELL, a highly-advanced processor that will be embedded in a broad range of next-generation digital consumer electronics products, and key devices including display devices.

•	Zero coupon financing allows to support forthcoming investments and structural reform. At the same time, by targeting a conversion price with a high premium, that exceeds market value (with a premium of more than 45 percent) and by further adding a contingent conversion feature (T), the Bonds are structured to minimize potential dilution of earnings until the TR60 has generated sufficient returns.

•	Improved profitability through the TR60 could lead to the conversion of the Bonds, which will further strengthen our equity position and provide increased opportunity for further investments for growth.

T	Contingent conversion feature: This condition limits investors to exercise the conversion rights unless the share price is above a certain level of the conversion price for a certain period of time or longer. In this case, 1) in the initial 4 year period, if the share price for any 20 trading days in a period of 30 consecutive trading days in the previous quarter is more than 110 percent of the conversion price, 2) in the final year, at any time after the share price is more than 110 percent of the conversion price for at least one trading day, bondholders may exercise the stock acquisition rights. Dilution will not be recognized under US GAAP until the conditions are met for exercising the stock acquisition rights.

Note: This press release is intended as general information regarding Sony Corporation’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including Japan, the United States or Canada. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

Stabilization/FSA

News & Information	6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo, 141-0001 Japan

No.03 – 056E

December 1, 2003

Announcement on determination of terms of issue, etc. of

Euro Yen Zero Coupon Convertible Bonds due 2008

Sony Corporation (the “Company”) hereby notifies the determination of the following terms of issue, etc. of the Euro Yen Zero Coupon Convertible Bonds due 2008 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the “Bonds with Stock Acquisition Rights”, of which the Bonds and the Stock Acquisition Rights are to be the “Bonds” and the “Stock Acquisition Rights”, respectively), issuance of which was resolved by the Executive Board on December 1, 2003.

Description

Matters Regarding the Stock Acquisition Rights
(1) The amount to be paid upon exercise of the Stock Acquisition Rights	Equal to the issue price of the Bonds

Conversion PriceT	¥5,605

(Reference)
Share price, etc. on Pricing Date (December 1, 2003)
a. Share price (closing price) on the Tokyo Stock Exchange	¥3,800

b. Premium [{(Conversion Price*) / (Share price (closing price))-1}×100]	47.5%

T The amount to be paid per share upon exercise of the Stock Acquisition Rights is called the “Conversion Price”.
(2) Amount to be transferred to stated capital	¥2,803 per share

(3) Rationale for determining the issue price of the Stock Acquisition Rights as zero and the amount to be paid upon exercise thereof	The issue price of the Stock Acquisition Rights has been determined as zero, taking into consideration that the Bonds and the Stock Acquisition Rights have a close interrelation on the grounds that the Stock Acquisition Rights are incorporated in the bonds with stock acquisition rights of a convertible bonds type (tenkanshasaigata) and shall not be transferable separately from the Bonds, that all the Bonds shall cease to exist upon exercise of the related Stock Acquisition Rights due to substitute payment, and also taking into consideration the value of the Stock Acquisition Rights, and the economic value obtainable from the interest rate, the issue price and other terms of issue of the Bonds. The amount to be paid upon exercise of each Stock Acquisition Right has been determined as the amount equal to the issue price of each Bond, since the Bonds are bonds with stock acquisition rights of a convertible bonds type (tenkanshasaigata). The initial Conversion Price has been the amount obtained by multiplying the closing price of the shares of common stock of the Company on the Tokyo Stock Exchange on December 1, 2003 by 47.5%.

Note: This press release is intended as general information regarding Sony Corporation’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including Japan, the United States or Canada. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

Stabilization/FSA

(Reference)
1. Total amount of issue of the Bonds:	The aggregate amount of ¥220,000,000,000, plus an aggregate principal amount of the Bonds in respect of the Bonds with Stock Acquisition Rights to be additionally issued upon exercise of the option granted to the Managers, and an aggregate principal amount of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.
2. Date of resolution of issuance:	December 1, 2003
3. Subscription period:	Not applicable.
4. Date of payment and date of issuance:	December 18, 2003
5. Exercise period of the Stock Acquisition Rights:	From and including January 28, 2004, up to, and including December 4, 2008 when the Exercise Agent closes its business (the “Exercise Period”). Provided, however, that the Stock Acquisition Rights shall be exercised in each case (a) if the relevant Bond shall have been called for redemption at the Company’s option, then up to the close of business on the 10th business day in Tokyo prior to the date fixed for redemption thereof, or (b) if such Bond shall have been cancelled by the Company or delivered by a subsidiary of the Company for cancellation, then up to the time when such Bond is so cancelled or delivered, or (c) if such Bond shall become due and repayable, then up to the time when such Bond shall become so due and repayable; provided, however, that the relevant Deposit Date falls during the Exercise Period above, and provided further that in no event shall the Stock Acquisition Rights be exercised after December 4, 2008.
6. Maturity Date:	December 18, 2008

Contacts:

For Media:	Corporate Communications	Tel: 03-5448-2200
For Investors and Analysts:	Investor Relations	Tel: 03-5448-2180

Note: This press release is intended as general information regarding Sony Corporation’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including Japan, the United States or Canada. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

Stabilization/FSA

News & Information	6-7-35 Kitashinagawa
Shinagawa-ku
Tokyo, 141-0001 Japan

No.03 – 057E

December 2, 2003

Announcement on determination of the total amount of issue of

Euro Yen Zero Coupon Convertible Bonds due 2008

Sony Corporation (the “Company”) hereby notifies the determination of the following matters, including the total amount of issue, in respect of the Euro Yen Zero Coupon Convertible Bonds due 2008 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the “Bonds with Stock Acquisition Rights”, of which the Bonds and the Stock Acquisition Rights are to be the “Bonds” and the “Stock Acquisition Rights”, respectively), issuance of which was resolved by the Executive Board on December 1, 2003.

Description

1. Aggregate number of Stock Acquisition Rights to be issued	The aggregate number of 50,000 and the number obtained by dividing an aggregate principal amount of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate by ¥5,000,000.

2. Total amount of issue of the Bonds	The aggregate amount of ¥250,000,000,000 and an aggregate principal amount of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(Reference)
1. Date of resolution of issuance	December 1, 2003
2. Date of payment and date of issuance	December 18, 2003

3.      The Company had granted the Managers (the “Managers”) an option to additionally subscribe for the Bonds with Stock Acquisition Rights up to a further ¥30,000,000,000 aggregate principal amount of the Bonds. On December 2, 2003 (London Time), the Company received a notice to exercise such option in respect of ¥30,000,000,000 aggregate principal amount of the Bonds from the Joint Lead Managers. Accordingly, the aggregate number of Stock Acquisition Rights to be issued and the total amount of issue of the Bonds have been determined as above.

Contacts:

For Media:	Corporate Communications	Tel: 03-5448-2200
For Investors and Analysts:	Investor Relations	Tel: 03-5448-2180

Note: This press release is intended as general information regarding Sony Corporation’s issuance of convertible bonds and shall not be considered an offering of securities. This press release shall not be construed as an offering of securities in any region including Japan, the United States or Canada. The securities may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act of 1933. In the event of an offering of securities in the United States, a prospectus in English prepared in accordance with the Securities Act of 1933 will be used. This transaction does not involve any public offering of securities in the United States.

Stabilization/FSA